Volvo: Truck Deliveries -- December 2002

GOTEBORG, Sweden, Feb. 7, 2003 (PRIMEZONE) -- Deliveries from Volvo's (Nasdaq:VOLVY) truck operations, which includes Volvo Trucks, Mack Trucks, Inc. and Renault Trucks, declined by 1% for the month of December, compared with the same month last year. For the full-year 2002, deliveries amounted to 157,133 trucks, an increase of 1% compared with 2001. In Europe, deliveries declined by 2% while North America posted a 5% increase compared with 2001.

On a 12-month rolling basis, total order bookings for the truck brands was 3% higher than last year, with Europe at the same level and North America up 10%.

Deliveries by market area:

 Delivered Units                   Year-to-Date         Change
 Volvo Group                      2002      2001
 Europe                         96,289    98,041         -2%
  Western Europe                87,486    90,460         -3%
  Eastern Europe                 8,803     7,581         16%
 North America                  36,515    34,645          5%
 South America                   5,358     5,789         -7%
 Asia                            9,144     6,603         38%
 Other markets                   9,827    10,233         -4%
 Total Volvo Group             157,133   155,311          1%

 Mack Trucks, Inc.
 Deliveries by market area:
                                   Year-to-Date         Change
 Delivered Units
 Mack Trucks Inc.                 2002      2001
 Europe                              2         6        -67%
  Western Europe                     2                   n.a.
  Eastern Europe                                6        n.a.
 North America                  21,615    21,629          0%
 South America                     619     1,169        -47%
 Asia                               19        64        -70%
 Other markets                     990       927          7%
 Total Mack Trucks Inc.         23,245    23,795         -2%

 Renault Trucks
 Deliveries by market area:
                                   Year-to-Date         Change
 Delivered Units
 Renault Trucks                   2002      2001
 Europe                         57,717    56,726          2%
  Western Europe                53,817    53,816          0%
  Eastern Europe                 3,900     2,910         34%
 Asia                              416       559        -26%
 Other markets                   6,272     6,962        -10%
 Total Renault Trucks           64,405    64,247          0%

 Volvo Trucks

 Deliveries by market area:
                                   Year-to-Date         Change
 Delivered Units
 Volvo Trucks                     2002      2001
 Europe                         38,570    41,309         -7%
  Western Europe                33,667    36,644         -8%
  Eastern Europe                 4,903     4,665          5%
 North America                  14,900    13,016         14%
 South America                   4,739     4,620          3%
 Asia                            8,709     5,980         46%
 Other markets                   2,565     2,344          9%
 Total Volvo Trucks             69,483    67,269          3%

 For further information, please contact:
 Bernard Lancelot
 Renault Trucks
 +33 4 72 96 27 59

 Bob Martin
 Mack Trucks, Inc.
 +1 (610) 709-2670

 Claes Claeson
 Volvo Truck Corporation
 +46 31 66 39 08, +46 708-36 39 08

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